  EXHIBIT 15.3

NXT ENERGY SOLUTIONS INC.

Management’s Discussion and Analysis

For the year ended

December 31, 2025

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) was prepared by management of NXT Energy Solutions Inc. (“NXT”, “we”, “our” or the “Company”) based on information available as at March 31, 2026 and unless otherwise stated, has been approved by the Board of Directors of the Company (the “Board”), and should be reviewed in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2025 (the “Consolidated Financial Statements”).  This MD&A covers the unaudited three and audited twelve months ended December 31, 2025, with comparative amounts for the unaudited three and audited twelve months ended December 31, 2024.

Our functional and reporting currency is the Canadian dollar. All references to “dollars”, “$” and “CDN$” in this MD&A are to Canadian dollars unless specific reference is made to United States dollars (“US$”).

NXT® and SFD® are registered trademarks of NXT in Canada and the United States.

Advisories

Forward-looking Information

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of applicable securities laws. These statements typically contain words such as “anticipate”, “believe”, “would”, “could”, “should”, “estimate”, “expect”, “strategy”, “may”, “plan”, “ensure”, “will”, “remain”, “continue” and similar words and phrases suggesting future outcomes or an outlook. Forward-looking statements in this document include, but are not limited to:

•	Execution of the African SFD® Surveys (as defined herein);
•	Execution of the AL-Haj Enterprises SFD® Survey (as defined herein);
•	the Company’s ability to successfully work with Synergy and Ataraxia (each as defined herein) to develop future business in the African continent;
•	that the SFD® technology may reduce the need for seismic in wide-area reconnaissance;
•	expectations regarding maintenance performed on the Company’s leased aircraft;
•	expectations regarding the future vesting, settlement and expiry of securities issued in connection with the Company’s share-based compensation plans;
•	expectations regarding the amortization of the Company’s intellectual property (“IP”) assets;
•	the Company’s ability to use alternative strategies to reduce the volatility of US dollar liabilities;
•	the development, commercialization, and protection of the SFD® technology for geothermal resource exploration;
•

the extent to which expanding the Company’s scope of business to include exploring for both hydrocarbon and geothermal resources is anticipated to result in an expansion of its scope of revenue sources;

•	the Company’s pursuit of opportunities to secure new revenue contracts;
•	expectations regarding competition within the industries in which the Company operates;
•	the Company’s ability to continue operating as a going concern;
•	the Company’s ability to continue making payments on its office lease, its aircraft lease and the effects of any default under either such lease;
•	the Company’s ability to repay the amounts owing under the HASCAP Loan (as defined herein) over the original ten-year period;
•

the Company’s belief that its current cash position is not expected to be sufficient to meet obligations and planned operations for the year beyond the date that the Consolidated Financial Statements have been issued;

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MD&A for the year ended December 31, 2025

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•	expectations regarding the Company’s DCPs and ICFR (each as defined herein), including the Company’s ability to further adjust such DCPs and ICFR to mitigate material weaknesses going forward;
•	estimates related to the Company’s future financial position and liquidity, including certain contractual obligations; and
•	the Company’s general business strategies and objectives.

Such forward-looking information is based on several assumptions which may prove to be incorrect.  Assumptions have been made with respect to the following matters, in addition to any other assumptions identified in this document:

•	our ability to develop and market our SFD® technology and services to current and new customers;
•	our belief that our SFD® technology is technically superior to other airborne survey systems;
•	our ability to source personnel and equipment in a timely manner and at an acceptable cost;
•	our ability to obtain all permits and approvals required;
•	our ability to obtain financing on acceptable terms;
•	our ability to obtain insurance to mitigate the risk of default on client billings;
•	our assessment of the office lease being reasonable;
•	our assessment of potential indicators of impairment and recognition of SFD® related revenue;
•	the estimated minimum annual commitments for the Company’s lease components;
•	foreign currency exchange and interest rates; and
•	general business, economic, and market conditions (including global commodity prices and inflation).

Although NXT believes that the expectations reflected in such forward-looking information are reasonable, readers are cautioned not to place any undue reliance on them as NXT can give no assurance that such expectations will prove to be correct. Forward-looking information is based on expectations, estimates, and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by NXT and are described in the forward-looking information. Material risks and uncertainties include, but are not limited to:

•	the ability of management to execute its business plan, including their ability to secure additional new revenue contracts;
•	our ability to successfully advance the application of the Company’s proprietary SFD® technology within select areas of Western Canada;
•	health, safety, and the environmental factors;
•	our ability to develop and commercialize the geothermal technology;
•	our ability to service existing debt;
•	our ability to protect and maintain our IP and rights to our SFD® technology;
•	our reliance on a limited number of key personnel;
•	our ability to retain and replace key personnel;
•	our reliance on a single aircraft;
•	our reliance on a limited number of clients;

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MD&A for the year ended December 31, 2025

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•

our ability to address changes in tax laws or interpretations thereof or tax rates in the jurisdictions in which the Company or its subsidiaries do business as this could adversely affect the Company’s results from operations, returns to shareholders, and cash flow;

•	counterparty credit risk;
•	foreign currency and interest rate fluctuations;
•	tariff and trade risks, especially on oil and gas imports and aircraft operating supplies;
•	the likelihood that the Company’s DCPs and ICFR (each as defined herein) will prevent or detect material misstatements in our consolidated financial statements;
•	changes in, or in the interpretation of, laws, regulations, or policies; and
•	general business, economic, and market conditions (including global commodity prices).

For more information relating to risks, see the section titled “Risk and Uncertainties” in this MD&A and the section titled “Risk Factors” in NXT’s most recently filed Annual Information Form dated March 31, 2026 (“AIF”).  Except as required by applicable securities law, NXT undertakes no obligation to update publicly or revise any forward-looking statements or information, whether because of new information, future events or otherwise.  Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Financial Outlook

This MD&A contains future-oriented financial information and financial outlook information (collectively, “FOFI”) about expectations regarding financial results which are subject to the same assumptions, risk factors, limitations and qualifications as set out under the heading “Forward-Looking Information”.  The actual financial results of the Company may vary from the amounts set out herein and such variation may be material. The Company and its management believe that the financial outlook has been prepared on a reasonable basis, reflecting management’s best estimates and judgments, and the FOFI contained in this MD&A has been approved by management as of the date hereof.  However, because this information is in part subjective and subject to numerous risks, it should not be relied on as necessarily indicative of future results.  Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI.  FOFI contained in this MD&A has been made as of the date hereof and is provided for the purpose of providing further information about the Company’s anticipated future business operations. Readers are cautioned that the FOFI contained in this MD&A should not be used for purposes other than for which it is disclosed herein.

Non-GAAP Measures

NXT’s accompanying Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).  The Company has consistently used US GAAP for the eight most recently completed quarters.

This MD&A includes references to net working capital, which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures being presented by other entities. Net working capital is the difference between current assets and current liabilities. It is composed of cash and cash equivalents, accounts receivable and contract assets, prepaid expenses and deposits, accounts payable and accrued liabilities, unearned revenue, the current portion of convertible debentures, the current portion of long-term debt and the current portion of the Company’s lease obligations. Net working capital can be used by investors and management to assess liquidity at a particular point in time. See “Liquidity and Capital Resources – Net Working Capital” for further information.

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MD&A for the year ended December 31, 2025

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Description of the Business

NXT is a Calgary-based technology company whose proprietary airborne SFD® survey system (“SFD®”), applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT.

Financial and Operational Highlights

Key financial and operational highlights for Q4-25 are summarized below:

•	the Company recorded SFD®-related revenues of approximately $16.35 million for YE-25 versus $0.64 million for YE-24;
•	Net loss for YE-25 compared to YE-24 improved by $6.76 million or by $0.10 per share-basic and share-diluted;
•

on December 23, 2025, NXT acquired all remaining SFD® rights for all present and future applications, sensor uses, and geophysical targets using SFD®, and as a result has full ownership of the SFD® technology;

•	in December 2025 the Company completed the acquisition phase of the Al-Haj SFD® Survey in Pakistan (defined below);
•	the Company recorded SFD®-related revenues of approximately $2.14 million for Q4-25 versus $0.42 for Q4-24;
•	net working capital was approximately $5.26 million at December 31, 2025, an increase of $11.9 million since December 31, 2024, or 179%;
•	cash and short-term investments as at December 31, 2025 were approximately $3.92 million;
•

on November 24, 2025, the Company received a US$2,000,000 strategic investment by way of a private placement of common shares to its largest shareholder MCAPM LP to advance the application of the Company’s proprietary SFD® technology within select areas of Western Canada;

•	cash flow provided by operating activities was approximately $1.16 million during YE-25, compared to $3.97 million used by operating activities in YE-24;
•	cash flow provided by operating activities was approximately $0.43 million during Q4-25, compared to $1.39 million used by operating activities in Q4-24;
•

for YE-25 the net loss was $2.32 million, including non-cash charges for stock-based compensation expenses (“SBCE”), amortization expenses and remeasurement loss, all totaling approximately $8.04 million, versus a net loss of $9.08 million in YE-24;

•	for Q4-25 the net loss was $1.24 million, including SBCE, amortization expenses and remeasurement loss, all totaling approximately $0.08 million, versus a net loss of $2.80 million in Q4-24;
•	net loss per share for Q4-25 was $0.01 per share (basic and diluted), versus $0.04 per share (basic and diluted) in Q4-24;
•	net loss per share for YE-25 was $0.02 per share (basic and diluted), versus a net loss of $0.12 per share (basic and diluted) in YE-24;
•	general and administrative (“G&A”) expenses decreased by approximately $0.17 million (16%) in Q4-25 as compared to Q4-24; and
•	G&A expenses increased by approximately $0.28 million (7%) in YE-25 as compared to YE-24.

NXT Energy Solutions Inc.

MD&A for the year ended December 31, 2025

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Key financial and operational highlights occurring after December 31, 2025, are summarized below:

•	the Company completed data interpretation for the AL-Haj SFD® Survey (defined below);
•	the Company received US$346,500 on February 13, 2026, for the mobilization fee for an upcoming SFD® survey in Africa; and
•	100% of all outstanding convertible debentures were converted into common shares by January 5, 2026.

Selected Annual Information

Figures are given in “($)”	YE-25	YE-24	YE-23
Total assets	19,311,880	14,026,301	15,184,760
Lease liabilities	1,573,302	2,301,542	595,517
Convertible debentures	89,826	9,174,957	3,355,989
Long-term debt	601,852	712,963	824,074
Revenue	16,351,286	644,294	2,145,716
Net loss	(2,317,149)	(9,077,795)	(5,451,112)
Net loss per share
Basic	(0.02)	(0.12)	(0.07)
Diluted	(0.02)	(0.12)	(0.07)

Total assets increased in YE-25 from YE-24 as cash and receivables and contract assets increased due to SFD® surveys.  From YE-23 to YE-24 cash and short-term investments were used for operating activities offset by receipts from SFD® Surveys.   Lease liabilities decreased from YE-24 to YE-25 as the Company did not enter into any new lease agreements during YE-25.  In YE-24 the Company extended, and at the same time converted its aircraft lease into a three-year capital lease ending in 2027.  In addition, the Company extended its office lease until 2030 together with reducing its office space by 31%.  During YE-21, the Company entered into the Business Development Bank of Canada’s (“BDC”) Highly Affected Sectors Credit Availability Program and received a loan of $1 million (the “HASCAP Loan”). The Company is repaying the HASCAP Loan over a nine-year period at approximately $111,111 per year and an interest rate of 4% per annum.  YE-25 revenue and reduction in the net loss from YE-24 was the result of three SFD® Surveys discussed below versus two in YE-24 which decreased the loss in YE-25 versus YE-24.  YE-25 also included a non-cash charge of $5,418,505 for the loss on remeasurement of convertible debentures.  Revenue in YE-23 was from Turkish SFD® Surveys which contributed to the lower net loss versus YE-24.

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MD&A for the year ended December 31, 2025

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Discussion of Operations

2025 has been a transformational year for NXT.  Strategic initiatives undertaken in 2023 are now taking shape.  Revenue increased from 644,284 in 2024 to $16,351,286 in 2025, a 2,437% increase.  Operating cash inflow improved $5,132,508 versus 2024.  Net loss improved by $6,760,646 versus 2024.  These favourable financial numbers were all the result of the Company executing on three SFD® surveys in three different parts of the world.  In December 2025 we acquired all the remaining and future rights and applications for the SFD® technology giving us unencumbered ability to further develop the technology.  In November we secured a US$2.0 million investment to advance the application of the Company’s proprietary SFD® technology within select areas of Western Canada, opening up new opportunities for the Company.  With this progress, convertible debenture holders showed their confidence by converting 100% of their convertible debentures into common shares giving NXT a strong balance sheet with strengthened working capital and overall financial position.

The 2025 result was heavily skewed by a non-cash accounting charge. The company recognized a loss of $5.2 million on the fair value remeasurement of its convertible debentures. This charge is a direct result of the increase in NXT's common share price during the period and conversion dates, which increased the liability value of the conversion feature. This accounting requirement masks a much stronger underlying operational performance. Excluding this non-cash accounting charge, the Company's pre-tax operational performance would shift from a loss of $2,317,149 to a profit of approximately $3,101,353, dramatically illustrating the positive impact of the year's commercial success.

SFD® Technology and Rights

On December 23, 2025, NXT acquired remaining SFD® rights for all present and future applications, sensor uses, and geophysical targets using SFD®, and as a result has full ownership of the SFD® technology.

Advance Application of SFD® Technology in Canada

On November 24, 2025, the Company received a US$2,000,000 strategic investment by way of a private placement of common shares to its largest shareholder MCAPM LP (“Mork Capital”) to advance the application of the Company’s proprietary SFD® technology within select areas of Western Canada. Mork Capital was issued 7,050,500 common shares of the Company at a price of CAD$0.40 per share for total gross proceeds of approximately US$2,000,000 (the “Private Placement”).  The Private Placement proceeds are providing NXT with enhanced balance sheet flexibility to accelerate widespread usage of SFD® data in Canada while preserving its core business model as a technology and service provider.

As part of this process, the Company engaged Baycrest Energy Ltd. to assist in evaluating strategic pathways related to this initiative. The Company believes this initiative represents a meaningful opportunity to unlock shareholder value from NXT’s extensive proprietary SFD® data library, which includes more than 50,000 line-kilometers of airborne geophysical data in the Western Canadian sedimentary basin.

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MD&A for the year ended December 31, 2025

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SFD® Survey in Pakistan

On December 4, 2025, the Company announced that it successfully completed the data acquisition phase in Pakistan for its SFD® survey with AL-Haj Enterprises Private Limited (the “AL-Haj SFD® Survey”).  NXT’s interpretations were completed in Q1-26 and recommendations are expected to be delivered to the customer by the end of Q2-26.

SFD® Surveys in Africa

On September 24, 2024, the Company announced that it signed a contract with its Strategic Alliance Partner, Synergy, to provide a second SFD® survey for an oil and gas exploration company in Africa (the “African SFD® Survey”).  NXT has now completed SFD® data acquisition and interpretation of the African SFD® Survey.

On May 1, 2025, the Company announced that it has entered into an additional contract with Synergy, to provide an SFD® survey in Africa.  Data acquisition operations for this SFD® contract are expected to commence in the second quarter of 2026, and NXT’s interpretations and recommendations for both African SFD® Surveys are expected to be delivered to the client in the third quarter of 2026.

SFD® Survey in Southeast Asia

On May 22, 2024, the Company announced that it entered a contract to provide an SFD® survey to an independent oil and gas exploration company in Southeast Asia (the “Southeast Asia SFD® Survey”).  Interpretation of the survey results and recommendations with respect to this survey were completed in July 2025.

Patents

As of the date of this MD&A, NXT has been granted SFD® patents on its SFD® technology in forty-seven jurisdictions, including Brazil (February 2022), India (July 2021), Russia (January 2017), Japan (July 2017), Canada (August 2017), Mexico (September 2017), the United States (two patents were granted in November 2017 and September 2018, respectively), China (April 2018), and Europe (January 2020).  These patents protect our proprietary SFD® technology and serve as independent third-party recognition of our technological invention.

Geothermal SFD® Survey in Alberta, Canada

On August 21, 2024, the Company announced that it entered into a contract to provide a geothermal SFD® survey to Alberta Geothermal Resource Recovery Inc. (“AGRRI”).  The AGRRI survey is an important milestone in NXT’s development of the geothermal application of our SFD® technology; our first geothermal survey for a client. The value to NXT is to demonstrate the commerciality of SFD® in the geothermal domain.  The survey has been conducted, and results are being reviewed.

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MD&A for the year ended December 31, 2025

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Summary of Operating Results

(Figures are given in “$”)#4F81BD#4F81BD	Q4-25	Q4-24	YE-25	YE-24
SFD®-related revenue	2,138,817	42,222	16,351,286	644,294
Expenses:
SFD®-related costs, net	1,461,717	698,882	5,758,141	2,021,768
General and administrative expenses	889,853	1,058,558	4,329,325	4,045,778
Amortization	482,033	482,158	1,920,733	1,887,013
	2,833,603	2,239,598	12,008,199	7,954,559
Other Expenses (income):
Interest expense, net	33,245	224,629	516,775	750,611
Foreign exchange (gain) loss	186,689	566,911	(32,923)	574,106
Loss (gain) on fair value remeasurement	(409,616)	(185,589)	5,418,502	296,534
Other expenses	235,900	(2,745)	260,917	146,279
	46,218	603,206	6,163,271	1,767,530

Loss before income taxes	(741,004)	(2,800,582)	(1,820,184)	(9,077,795)

Income tax expense	496,965	-	496,965	-

Net loss and comprehensive loss	(1,237,969)	(2,800,582)	(2,317,149)	(9,077,795)

Loss per share – basic	$ (0.01)	(0.04)	($ 0.02)	(0.12)
Loss per share – diluted	$ (0.01)	(0.04)	($ 0.02)	(0.12)

During YE-25 NXT continued to diversify its sources of revenue through contracts in several regions allowing it to reduce concentration risk in a single geography and showing the broader acceptance of the SFD® technology.

Quarterly operating results. Net loss for Q4-25 compared to Q4-24 improved by $1,562,613 or by $0.03 per share-basic and share-diluted. The Company recorded SFD®-related revenues in Q4-25 from the Al-Haj SFD® survey. SFD®-related costs, net increased due to costs to support the SFD® survey and aircraft maintenance. G&A expenses decreased $168,705 or approximately 16%, compared to Q4-24, due to lower professional fees, business development travel and SBCE. This was partially offset by increased salary and benefit costs with the additional of one interpreter to support increased SFD® survey activity. Interest expense decreased $191,384 (85%) in Q4-25 versus Q4-24, due to the conversion of convertible debentures during 2025. A foreign exchange gain of $186,689 was recorded in Q4-25 as the CDN$ strengthen versus the US$ by 6.5% since September 30, 2025, and the Company holding net US$ assets. Due to the decrease in the price of the Company’s common shares since September 30, 2025, the Company recognized a non-cash gain of $409,616 on the fair value remeasurement of debentures in Q4-25. Other expenses increased as the Company acquired the remaining SFD® rights and technology it did not previously own. Also included in Other expenses are costs for SFD® patent activity. As a result of operating in foreign locations the Company has determined it has liability for foreign income taxes. More details on each line item are provided below.

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MD&A for the year ended December 31, 2025

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Year-to-date operating results.  Net loss for YE-25 compared to YE-24 decreased by $7,257,611 or by $0.10 per share-basic and share-diluted.  The Company recorded SFD®-related revenue in both years.  In YE-25, SFD®- related revenue was from three SFD® surveys.   In YE-24 SFD®-related revenue was for the Turkish SFD® Surveys.  The increase in SFD®-related costs, net, were the additional costs incurred on the larger 2025 SFD® surveys and maintenance costs.  Also, SFD®-related costs, net during Q1-24 included payments for the aircraft lease.  As of Q2-24, aircraft lease payments were applied to the lease liability and therefore no longer expensed.  G&A expenses increased by $283,547 (7%), compared to YE-24, due to the Company granting incentive SBCE to employees and directors during 2025, and more directors taking their fees as DSUs.  This was offset by lower salary costs in G&A as salary was allocated to SFD®- related costs.  Amortization expense increased $33,720 due to the aircraft now being treated as a finance lease and increased investments in SFD® survey equipment.  Interest expense decreased $233,836 (31%) in YE-25 versus YE-24, due to the conversion of convertible debentures during 2025.  Foreign exchange loss (gain) improved by $607,029 as convertible debentures were converted at a favourable exchange rates.  Due to the significant increase in the price of the Company’s common shares during Q2-25 and Q3-25, the Company recognized a non-cash loss of $5,418,502 on the fair value remeasurement of debentures.  As the share price increased, the fair value of the convertible debentures also increased.  Other expenses increased as the Company acquired the remaining SFD® rights and technology it did not own.  Also included in Other expenses are costs for SFD® patent activity.  As a result of operating in foreign locations the Company has determined it has liability for foreign income taxes. More details on each line item are provided below.

SFD®-Related Costs, Net

SFD®-Related Costs (Figures are given in “$”)	Q4-25	Q4-24	Net change	%1.
Aircraft operations	596,717	453,003	143,714	32
Survey projects	865,000	245,879	619,121	252
Total SFD®-related costs, net	1,461,717	698,882	762,835	109

1.	Percentages disclosed are approximate figures.

SFD®-Related Costs (Figures are given in “$”)	YE-25	YE-24	Net change	%1.
Aircraft lease costs	-	91,237	(91,237)	(100)
Aircraft operations	2,831,343	1,524,743	1,306,600	86
Survey projects	2,926,798	405,788	2,521,010	621
Total SFD®-related costs, net	5,758,141	2,021,768	3,736,373	185

1.	Percentages disclosed are approximate figures.

SFD®-related costs include lease expenses, and aircraft operation and maintenance costs. The Company has discontinued offering its aircraft for charter hire which helps maintain flight hours for SFD® surveys.

Aircraft operations were $143,714 (32%) higher as maintenance was performed before the AL-Haj SFD® Survey SFD® survey.  Survey project costs were $619,121 higher versus Q4-24 as the Company incurred costs to complete the AL-Haj SFD® survey.

In YE-25, aircraft lease costs were $nil because as of March 22, 2024, the Company extended its aircraft lease for an additional three years and converted the lease into a finance lease.  Please see the section “Contractual Obligations – Leases”.  Aircraft operations were $1,306,600 (86%) higher as scheduled maintenance was performed on the aircraft after the African SFD® and Southeast Asia surveys.  Survey project costs were $2,521,010 (approximately 621%) higher versus YE-24 as the Company incurred costs for the three SFD® surveys in YE-25 versus two smaller surveys in YE-24.

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MD&A for the year ended December 31, 2025

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G&A Expenses

G&A Expenses (Figures are given in “$”)	Q4-25	Q4-24	Net change	%1.
Salaries, benefits and consulting charges	460,177	381,876	78,301	21
Board and professional fees, public company costs	187,993	272,723	(84,730)	(31)
Premises and administrative overhead	196,518	190,267	6,251	3
Business development	40,735	116,477	(75,742)	(65)
Stock-based compensation	4,430	97,215	(92,785)	(95)
Total G&A Expenses	889,853	1,058,558	(168,705)	(16)

1.	Percentages disclosed are approximate figures.

G&A Expenses (Figures are given in “$”)	YE-25	YE-24	Net change	%1.
Salaries, benefits and consulting charges	1,636,261	1,791,482	(155,221)	(9)
Board and professional fees, public company costs	899,523	899,797	(274)	(0)
Premises and administrative overhead	779,575	782,218	(2,643)	(0)
Business development	311,086	303,546	7,540	2
Stock-based compensation	702,880	268,735	434,145	162
Total G&A Expenses	4,329,325	4,045,778	283,547	7

1.	Percentages disclosed are approximate figures.

G&A expenses decreased $168,705, or approximately 16% in Q4-25 compared to Q4-24 for the following reasons:

•	salaries, benefits, and consulting charges increased $78,301 or approximately 21%, due to one additional staff, annual salary and benefit increase, less project hours in Q4-25 and vacation timing;

•

Board and professional fees and public company costs decreased $84,730 or approximately 31%, due to five board member taking fees as SBCE and reduced legal fees due to the Private Placement costs being capitalized;

•	premises and administrative overhead costs increased $6,251 or approximately 3% due to increased hardware and software support costs for SFD® given the increase in business activity;

•	business development costs decreased by $75,742 or approximately 65% due to resources being focused on the Al-Haj SFD® Survey in Q4-25; and

•

SBCE’s were lower in Q4-25 versus Q4-24 by $92,785 or approximately 95%, because the Company expects the dates of reaching the incentive targets to be later than previously forecasted. Also, the RSU, and ESP Plan costs have all decreased due to share price decreases. Theses decreases were offset by increased DSU participation by Directors. Please see the next section “Discussion of Operations – Stock-based Compensation Expenses” for further information and detail on the SBCE.

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MD&A for the year ended December 31, 2025

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G&A expenses increased $283,547 or 7%, in YE-25 compared to YE-24 for the following reasons:

•

salaries, benefits, and consulting charges decreased $155,211 or 9%, due to salaries being allocated to SFD®-related costs to support the SFD® surveys, offset by one additional staff, annual salary and benefit increase, and vacation timing;

•

board and professional fees and public company costs decreased $274 or 0% due to SEC related regulatory costs that were offset by board fees being taken as SBCE by five directors in YE-25, lower legal fees due to the Private Placement expenses being capitalized and lower TSX fees due to reduced financing in YE-25;

•

premises and administrative overhead costs decreased $2,643 or 0%, due to the 31% space reduction as of May 1, 2024. This was partially offset by additional SFD® survey software expenditures as the Company prepared for its SFD® surveys;

•

SBCE’s were higher in YE-25 versus YE-24 by $434,145 or 162%, as the Company granted RSU to employees in February 2025 and options to directors and employees in February and December 2025. Please see the next section “Discussion of Operations– Stock-based Compensation Expenses” for further information on the SBCE.

Stock-based Compensation Expenses

Stock-based Compensation Expenses (Figures are given in “$”)	Q4-25	Q4-24	Net change	% 1.
Stock Option Expense	(29,099)	52,323	(81,422)	(156)
DSUs	38,750	15,000	23,750	158
RSUs	(12,677)	(1,069)	(11,608)	1086
ESP Plan	7,456	10,692	(3,236)	(30)
Consultant Compensation	-	20,269	(20,269)	(100)
Total SBCE	4,430	97,215	(92,785)	(95)

1.	Percentages disclosed are approximate figures.

Stock-based Compensation Expenses (Figures are given in “$”)	YE-25	YE-24	Net change	%1.
Stock Option Expense	205,859	118,849	87,010	73
DSUs	155,000	15,000	140,000	933%
RSUs	298,527	40,632	257,895	635
ESP Plan	43,494	41,619	1,875	5
Consultant Compensation	-	52,634	(52,634)	(100)
Total SBCE	702,880	268,734	434,146	162

1.	Percentages disclosed are approximate figures.

SBCE varies in any given quarter or year as it is a function of several factors, including the number of units of each type of stock-based compensation issued in the period and the amortization term based on the number of years for full vesting of the units.

SBCE is also a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT’s trailing common share price.  For cash-settled stock-based compensation awards variability will occur based on changes to observable prices.

Stock options granted expire, if unexercised, five years from the date granted, and entitlement to exercise them vests at a rate as determined by the Board.  On January 6, 2023, the Company granted 2,050,000 incentive stock options at a strike price of $0.216 to employees, officers and directors (the “2023 Options”).  The 2023 Options vest upon the occurrence of several milestones relating to the cash received for SFD® services performed as follows:  (i) one-third of the 2023 Options vest upon the collection of US$6.5 million for SFD® services performed; (ii) one-third of the 2023 Options vest upon the collection of the next US$7.0 million for SFD® services performed; and (iii) the final one-third of the 2023 Options vest upon collection of an additional US$7.5 million for SFD® services performed.  The Company has reached the first milestone of collecting US$6.5 million for the 2023 Options.  The Company estimates that it should reach the remaining two milestones in 2026.

NXT Energy Solutions Inc.

MD&A for the year ended December 31, 2025

Page | 12

On February 24, 2025, the Company granted 1,400,000 incentive stock options at a strike price of $0.203 to directors of the Company (the “Incentive Options”). The Incentive Options will vest upon the Company achieving a trailing twelve-month free cash flow per share of $0.10.  The Company currently estimates that it will achieve this target of $0.10 during Q1-27.  Reaching the target has been delayed by one year due to the delayed start date for the second African SFD® Survey and the increase in the outstanding shares due to the Private Placement.

On December 16, 2025, the Company granted 4,300,000 additional incentive stock options at a strike price of $0.309 to employees and directors of the Company (the “December 25 Incentive Options”).  One half of the December 25 Incentive Options will vest when the Company achieves a trailing twelve-month free cash flow per share of $0.15.  The other half will vest when the Company achieves a trailing 12-month revenue of $25,000,000.  The Company currently estimates that it will achieve both targets during Q1-27.

The deferred share unit (“DSUs”) plan (the “DSU Plan”) is a long-term plan that permits the grant of DSUs to directors that wish to take their director fees in DSUs instead of cash. One DSU converts to one common share at the retirement, resignation, or death of the Board member.  Five directors elected to receive their fees as DSUs during 2025.

Restricted Share Units (“RSUs”) entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company’s common shares upon vesting of such RSUs or a cash payment equal to the value of the underlying shares.  The RSUs vest at a rate of one-third on the first, second and third anniversaries of the date of grant. The Company has historically settled the exercise of vested RSUs with common shares and cash.  On February 21, 2024, the Company granted 1,035,000 RSUs to employees and officers which will vest over a three-year period.  On February 24, 2025, the Company granted 1,875,000 RSUs to employees and officers which will vest over a three-year period.

The Employee Share Purchase Plan (the “ESP Plan”) allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the Toronto Stock Exchange. In 2024 and 2025, the Company elected to issue common shares from the treasury.

On October 1, 2023, the Company entered into a service agreement with a marketing consultant to provide sales and market services to introduce potential customers to the SFD® technology, attend trade shows, and update the Company’s market systems.  The consultant agreed to be compensated in common shares only for approximately US$16,000 per month, based on the five-day volume average price at the end of each month until February 29, 2024.  On December 31, 2024, a total of 634,439 common shares were due to the marketing consultant. On January 29, 2025, the 634,439 common shares were issued to the marketing consultant.  All SBCE for the consultant were recorded in YE-24.

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MD&A for the year ended December 31, 2025

Page | 13

SBCE in Q4-25 was lower compared to Q4-24 by $92,785 or approximately 95% as the Company extended the estimated dates for achieving the incentive targets for both the 2023 Options and the Incentive Options as discussed above.  In addition, the dilution effect of the additional shares from the Private Placement have extended the estimated date for the Incentive Options.  Also, the RSU cost decreased as the Company’s share price decreased, and ESP Plan costs decreased as employee contributions decreased in Q4-25 versus Q4-24.  These reductions were offset by five directors that received their fees as DSUs during Q4-25, versus two in Q4-24.

SBCE in YE-25 was higher compared to YE-24 by $434,146 or 162%. The Company began to recognize the expense for both the 2023 Options, the Incentive Options and the December 25 Incentive Options, versus only the 2023 Options in YE-24.  In addition, five directors received their fees as DSUs during YE-25, versus none in YE-24.  Also, the ESP Plan costs increased as employee contributions increased in YE-25 versus YTD 2024.  The RSU expense in YE-25 reflected the costs of two RSU grants versus one in YE-24 and a higher share price.

Amortization

Amortization (Figures are given in “$”)	Q4-25	Q4-24	Net change	%1.
Property and equipment	57,404	57,529	(125)	(0)
Intellectual property	424,629	424,629	-	-
Total Amortization	482,033	482,158	(125)	(0)

1.	Percentages disclosed are approximate figures.

Amortization (Figures are given in “$”)	YE-25	YE-24	Net change	%1.
Property and equipment	222,219	188,499	33,720	18
Intellectual property	1,698,514	1,698,514	-	0
Total Amortization Expenses	1,920,733	1,887,013	33,720	2

1.	Percentages disclosed are approximate figures.

Property and equipment and related amortization expenses . Property and equipment amortization was higher in YE-25 compared to YE-24 as the Company converted its aircraft lease to a finance lease in Q2-24, and as a result, began to record the amortization of the aircraft as a depreciating expense over the estimated remaining useful life of the aircraft.

IP and related amortization expense. NXT acquired specific rights to utilize the proprietary SFD® technology in global hydrocarbon exploration applications from the inventor of the SFD® technology, the Former CEO, on August 31, 2015. The value attributed to the acquired IP assets was $25.3 million. The IP assets are being amortized on a straight-line basis over a fifteen-year period (future amortization expense of $1,685,000 per year).

The Company acquired the SFD® technology for the Geothermal Rights from the Former CEO on April 18, 2021. The Geothermal Right is being amortized on a straight-line basis over its estimated useful life of 20 years. The annual amortization expense expected to be recognized is approximately $13,781 per year for a five-year aggregate total of $68,902.

IP is subject to ongoing assessment of potential indicators of impairment of the recorded net book value. No impairments were recognized in YE-25 or YE-24.

NXT Energy Solutions Inc.

MD&A for the year ended December 31, 2025

Page | 14

Other Expenses (Income)

Other Expenses (Figures are given in “$”)	Q4-25	Q4-24	Net change	%1.
Interest expense, net	33,245	224,629	(191,384)	(85)
Foreign exchange loss	186,689	566,911	(380,222)	(67)
Gain of fair value remeasurement	(409,616)	(185,589)	(224,027)	(121)
Intellectual property	142	(902)	1,044	116
ARO and related expenses	3,858	(1,843)	5,701	309
Loss on disposal of assets & lease modifications	-	-	-	-
Purchase of remaining SFD® technology & rights	231,900	-	231,900	100
Total other expenses, net	46,218	603,206	(556,988)	(92)

1.	Percentages disclosed are approximate figures.

Other Expenses (Figures are given in “$")	YE-25	YE-24	Net change	%
Interest expense, net	516,775	750,611	(233,836)	(31)
Foreign exchange loss (gain)	(32,923)	574,106	(607,029)	(106)
Loss of fair value remeasurement	5,418,502	296,534	5,121,968	1,727
Intellectual property	16,154	12,565	3,589	29
ARO and related expenses	5,727	(1,741)	7,468	(429)
Loss on disposal of assets & lease modifications	7,136	135,455	(128,319)	(95)
Purchase of remaining SFD® technology & rights	231,900	-	231,900	100
Total Other Expenses, net	6,163,271	1,767,530	4,395,741	249

1.	Percentages disclosed are approximate figures.

Interest expense, net. This category of other expenses includes interest expense from long-term debt and convertible debentures netted by interest income earned on guaranteed investment certificates.

Interest expense decreased 191,384 (85%) in Q4-25 versus Q4-24, due to the conversion of convertible debentures from Q2-25 to Q4-25.

Interest expense decreased $233,836 (31%) in YE-25 versus YE-24, due to the conversion of convertible debentures from Q2-25 to Q4-25.

Foreign exchange loss (gain). This category includes losses and gains caused by changes in the relative currency exchange values of US$ and CDN$.  The Company held net US$ assets at December 31, 2025, which included cash and cash equivalents, short-term investments, accounts receivable and contract assets, accounts payable and accrued liabilities, convertible debentures, US$ lease obligations, and the security deposit for the aircraft, all of which influence the unrealized foreign exchange gain and loss.  Given the net US$ assets at December 31, 2025, and the strengthening of the CDN$ by 1.4% since September 30, 2025, the Company recorded a foreign exchange loss in Q4-25.

Even though the CDN$ strengthened versus the US$ by 4.6% since December 31, 2024, the Company still recorded a foreign exchange gain in YE-25 as the conversion of the debentures in May and June 2025 was at a higher CDN$/US$ exchange rate.  For Q4-24, the exchange loss was the result of (i) the 6.5% stronger US$ to CDN$ between September 30, 2024, and December 31, 2024, and (ii) the Company having a net liability of US$7,130,144.  For YE-24 the exchange loss was the result of (i) the 8.7% weaker CDN$ to US$ between December 31, 2024 and December 31, 2023 and (ii) the Company having a net liability of US$7,130,144.

NXT Energy Solutions Inc.

MD&A for the year ended December 31, 2025

Page | 15

The Company does not currently enter into hedging contracts but instead uses alternative strategies to reduce the volatility of US dollar liabilities including holding excess US dollars before converting to CDN dollars.

Loss on fair value remeasurement. The Company recognized a gain of $409,616 in Q4-25, and a loss of $5,418,502 YE-25 on the fair value remeasurement of the November Debentures (defined below) as of December 31, 2025, and also on the debentures converted to common shares (as at June 26, 2025 and September 23, 2025) which have been revalued at their fair value, using level 3 inputs which include the market price, volatility and conversion price of the Company’s common stock as at the conversion dates through YE-25, and December 31, 2025. As the share price increased, the fair value of the convertible debentures also increased and vice versa.

Intellectual Property. This category of other expenses primarily includes costs related to IP filings and research and development activity related to the SFD® technology.

In YE-25 and YE-24 the Company’s IP and other expenses were associated with periodic patent maintenance and renewal fees required during these time periods.

ARO and related expenses. This category of other expenses primarily includes Asset retirement obligations ("ARO") related to minor non-operated interests in oil and natural gas wells in which NXT has outstanding abandonment and reclamation obligations in accordance with government regulations. The estimated future abandonment liability is based on estimates of the future timing and costs to abandon, remediate and reclaim the well sites within the next five years.

Loss on disposal of assets & lease modifications.  During Q2-24 the Company reduced its office space by approximately 31% and extended its office lease until September 2030.  In Q1-24, the Company extended its Aircraft lease for three years, until March 28, 2027.  As a result, the Company recognized a loss on lease modifications in YE-24.  In YE-25 the Company disposed of obsolete equipment.

Purchase of remaining SFD® technology & rights. On December 23, 2025, NXT acquired remaining SFD® rights for all present and future applications, sensor uses, and geophysical targets using SFD®, and as a result has full ownership of the SFD® technology.  The consideration paid for these remaining SFD® rights have been expensed.

Income Tax Expense

The Company anticipates that operations in foreign countries during 2025 will give rise to a tax liability in those countries.  Below is the estimated tax expense.  There was no tax expense in YE-2024.

	For the years ended December 31,
	2025	2024

Foreign net income	1,656,552	-
Statutory income tax rate	30.0%	-
Foreign Income tax expense	496,965	-

Competition

NXT’s SFD® airborne survey service is based upon a proprietary technology, which is capable of remotely identifying, from a survey aircraft, subsurface anomalies associated with potential hydrocarbon traps with a resolution that it believes is technically superior to other airborne survey systems. To the Company’s knowledge, there is no other company employing technology comparable to its SFD® survey system for oil and natural gas and geothermal exploration.

NXT Energy Solutions Inc.

MD&A for the year ended December 31, 2025

Page | 16

Seismic is the standard technology used by the oil and gas industry to image subsurface structures. It is our view that the SFD® survey system is highly complementary to seismic analysis. NXT’s system may reduce the need for seismic in wide‑area reconnaissance but will not replace the role of seismic in verifying structure, closure, and selecting drilling locations. The seismic industry is competitive with many international and regional service providers.

The SFD® system can be used as a focusing tool for seismic. With an SFD® survey, a large tract (that is, a tract over 5,000 square kilometers) of land can be evaluated quickly to identify locations with indications of reservoir potential. Seismic surveys, although effective in identifying these locations, are much more expensive, require significantly more time, and impose a much greater negative impact on local communities and the environment. Deploying an SFD® survey first can provide necessary information to target a seismic program over a limited area of locations selected by SFD®. This approach can result in a more effective seismic program and reduce the overall cost, time, community resistance, and environmental impact required to locate and qualify a prospect.

The energy industry uses other technologies for wide area oil and natural gas reconnaissance exploration, such as aeromagnetic and gravity surveys. These systems can provide regional geological information, such as basement depth, sedimentary thickness and major faulting, and structural development.

Risk and Uncertainties

Hydrocarbon and geothermal exploration operations involve several risks and uncertainties that may affect the Consolidated Financial Statements and are reasonably likely to affect them in the future.  These risks and uncertainties are discussed in detail in NXT’s AIF for the year ended December 31, 2025, “Section 5 Risk Factors”, dated March 31, 2026, and available as an electronic copy on NXT’s website at www.nxtenergy.com and on SEDAR+ at www.sedarplus.ca.

We caution that the factors referred to in the AIF and those referred to as part of particular forward-looking statements may not be exhaustive and that new risk factors emerge from time to time in the rapidly changing business environment.

NXT Energy Solutions Inc.

MD&A for the year ended December 31, 2025

Page | 17

Summary of Quarterly Results

A summary of operating results for each of the trailing eight quarters (including a comparison of certain key categories to each respective prior quarter) follows:

(Figures are given in “$”)	Q4-25	Q3-25	Q2-25	Q1-25
SFD®-related revenue	2,138,817	91,992	1,656,476	12,464,071
Net (loss) income	(1,237,969)	(1,781,040)	(6,982,658)	7,684,518

(Loss) income per share – basic	(0.01)	(0.02)	(0.08)	0.10
(Loss) income per share – diluted	(0.01)	(0.02)	(0.08)	0.08

(Figures are given in “$”)	Q4-24	Q3-24	Q2-24	Q1-24
SFD®-related revenue	42,222	-	-	602,072
Net loss	(2,800,582)	(1,477,400)	(3,013,213)	(1,786,600)

Loss per share – basic	(0.04)	(0.02)	(0.04)	(0.02)
Loss per share – diluted	(0.04)	(0.02)	(0.04)	(0.02)

During Q4-25, SFD®-related revenue versus the previous two quarters increased due to the Al-Haj SFD® survey in Q4-25 and as a result also decreased the net loss.  During Q3-25, the loss was driven by SFD®-related costs, net increasing due to costs to support the SFD® flown surveys and aircraft maintenance costs for upcoming SFD® surveys.  During Q2-25, the Company recorded a net loss due to the fair value remeasurement on the convertible debentures.  During Q1-25, the Company’s earned net income due to the African SFD® Survey.  During Q4-24, the Company’s net loss increased due to unrealized foreign exchange losses due to the weakening CDN$ and interest increases due to the issuance of the debentures.  In Q3-24, the Company incurred additional G&A costs in anticipation of increased commercial activity, recognized a gain for the fair value remeasurement of the convertible debentures, and unrealized foreign exchange loss (gain) improved due to a strengthening CDN$.  In Q2-24, the Company wrote off leasehold improvements due to the 31% office space reduction, recognized a loss for the fair value remeasurement of the convertible debentures, related increased interest expense, and unrealized foreign exchange loss increased due to the net US$ liabilities held by the Company.  In Q1-24, SFD® related-revenues were from the Turkish SFD® Survey.  Net loss reflected higher SFD®-related costs, net due to the Turkish SFD® Survey an additional headcount, sales commissions and higher business development travel costs as well as interest expense due to the Debentures issued during 2023 and 2024 financial years.  In each quarter between Q1-24 and Q4-24, the Company incurred net losses due to incurred SFD®-related costs related to aircraft lease and aircraft maintenance costs, G&A expenses, and non-cash items such as SBCE, which can be a significant expense in any given quarter.  More details are provided below:

•

In Q4-25, the Company recorded a net loss of $1,237,969. The net loss improved versus the previous two quarters due to the contribution of the Al-Haj SFD® Survey, lower SBCE expenses, lower interest expense due to the conversion of Convertible Debentures, and the partial reversal of previous estimates for the non-cash fair value adjustment to the convertible debentures, given the decrease in the price of the Company’s common shares. This was offset by the expensing of the acquisition of the remaining SFD® rights and technologies the Company did not previously own and foreign income tax expense;

•

In Q3-25, the Company recorded a net loss of $1,781,040 driven by SFD®-related costs, net increasing due to costs to support the SFD® flown surveys and aircraft maintenance costs for upcoming SFD® surveys. The Company recorded SFD®-related revenues in Q3-25 from the Southeast Asia SFD® survey and SBCE increasing due to the increase in the price of the Company’s common shares;

•

In Q2-25, the Company recorded a net loss of $6,982,658. The Q2-25 loss was attributed to the non-cash fair value adjustment to the convertible debentures, given the significant increase in the price of the Company’s common shares;

NXT Energy Solutions Inc.

MD&A for the year ended December 31, 2025

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•

In Q1-25, the Company earned net income due to the African SFD® Survey and incurring a foreign exchange gain due to the US$ accounts receivable balance. This was offset partially by the loss for the fair value remeasurement of the convertible debentures;

•

In Q4-24, the Company incurred additional interest costs due to the addition of US$900,000 of convertible debentures and the 6.5% weakening of the CDN$ during the quarter with the debentures increasing the net US$ liability. The Company also recognized a gain for the fair value remeasurement of debentures;

•

in Q3-24, the Company incurred additional G&A costs in anticipation of increased commercial activity, recognized a gain for the fair value remeasurement of the convertible debentures, and unrealized foreign exchange loss (gain) improved due to a strengthening CDN$;

•

in Q2-24, the Company wrote off leasehold improvements due to the 31% office space reduction, interest expense increased and fair value remeasurement due to the addition of the convertible debentures, and with the strengthening US$ versus the CDN$ unrealized foreign exchange loss increased due to the net US$ liabilities; and

•

in Q1-24, SFD®-related revenue and SFD®-related costs increased due to the Turkish SFD® Survey. G&A increased due to an additional headcount and business development costs. Interest expense increased due to the issuance of the November Debentures (defined below).

Liquidity and Capital Resources

Going Concern

The Consolidated Financial Statements have been prepared on a going concern basis. The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there continues to be material uncertainties that cast substantial doubt about NXT’s ability to continue as a going concern within one year after the date that the Consolidated Financial Statements have been issued.  The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that the Consolidated Financial Statements have been issued.

During 2024 the Company completed an SFD® survey and had received deposits on three other SFD® surveys planned to be executed in 2025 (the “2025 SFD® Surveys”).   As of the date of these financial statements, the Company has finished one of those SFD® surveys and the interpretation phase of two of the 2025 SFD® Surveys.  In addition, during 2023 and 2024 the Company completed convertible debenture financings which resulted in raising additional net proceeds of approximately US$6,172,000 of which US$6,127,000 of the original proceeds have been converted to common shares as of December 31, 2025.

The Company continues to develop its pipeline of opportunities to secure additional revenue contracts.  The Company’s longer-term success remains dependent upon its ability to convert these revenue opportunities into successful contracts, to continue to attract new client projects, expand its revenue base to a level sufficient to exceed fixed operating costs, and generate consistent positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

NXT Energy Solutions Inc.

MD&A for the year ended December 31, 2025

Page | 19

Further financing options that may or may not be available to the Company include the issuance of new equity, debentures or bank credit facilities. The need for any of these options will be dependent on the timing of securing additional SFD® related revenues and obtaining financing on terms that are acceptable to both the Company and the financier.

The Consolidated Financial Statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these Consolidated Financial Statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. These adjustments could be material.

NXT’s cash and cash equivalents and short-term deposits as at December 31, 2025, totaled $3,920,213. Net working capital totaled $5,257,017. See the information in the section “Liquidity and Capital Resources – Net Working Capital” for further information.

Risks related to having sufficient ongoing net working capital to execute survey project contracts are mitigated through NXT’s normal practice of obtaining advance payments and progress payments from customers throughout the course of projects, which often span three to four months. In addition, where possible, risk of default on client billings are mitigated using export insurance programs offered by Export Development Canada.

The Company does not have provisions in its leases, contracts, or other arrangements that would trigger additional funding requirements or early payments except if the Company were to default on its office lease, where the current month’s rent plus the next three months would become immediately due. If the Company were to default on the aircraft lease, the Company would be required to deliver the aircraft back to the lessor.

Net Working Capital (Non-GAAP Measure)

Net Working Capital (Figures are given in “$”)	December 31, 2025	December 31, 2024	Net Change	%1.
Current assets (current liabilities)
Cash and cash equivalents	3,920,213	730,395	3,189,818	437
Accounts receivable and contract assets	4,231,891	105,858	4,126,033	3,898
Prepaid expenses and deposits	217,241	274,799	(57,558)	(21)
Accounts payable and accrued liabilities	(1,662,048)	(1,233,974)	(428,074)	(35)
Deferred revenue	-	(840,768)	840,768	100
Income tax payable	(496,965)	-	(496,965)	(100)
Current portion of convertible debentures	(89,826)	(4,915,248)	4,825,422	98
Current portion of long-term debt	(111,111)	(111,111)	-	-
Current portion of lease obligation	(752,378)	(693,607)	(58,771)	(8)
Total Net Working Capital	5,257,017	(6,683,656)	11,940,673	179

1.	Percentages disclosed are approximate figures.

NXT had net working capital of $5,257,017 as at December 31, 2025.

NXT Energy Solutions Inc.

MD&A for the year ended December 31, 2025

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Net working capital as at December 31, 2025, compared to December 31, 2024, increased by $11,940,673, or 179%.  Funds were received from the African SFD® Survey and the Private Placement as well as accounts receivable increasing from the Al-Haj SFD® and African SFD® Surveys.  Funds were used to settle scheduled lease and long-term liability obligations.  Accounts payable and accrued liabilities increased due to costs accrued for the Al-Haj SFD® Surveys and aircraft scheduled maintenance.  Deferred revenue decreased 100% as the both the African SFD® Survey and the Southeast Asia SFD® Survey were flown in 2025.  The Company incurred foreign income taxes payable due to work in international locations in 2025.  Convertible debentures decreased 98% as debentures were converted to common shares in 2025.  Please see “Advisories – Non-GAAP measures” for further information.

Accounts Payable and Accrued Liabilities

(Figures are given in “$”)	December 31, 2025	December 31, 2024	Net Change	%1.
Trade accounts payable	(837,339)	(342,189)	(495,150)	(145)
Accrued liabilities	(30,755)	(109,943)	79,188	72
Accrued interest	(13,430)	(109,028)	95,598	88
Accrued directors’ fees payable	(291,218)	(201,218)	(90,000)	(45)
Salaries payable	-	(312,119)	312,119	100
Vacation pay accrued	(159,947)	(88,042)	(71,905)	(82)
RSU and ESP Plan liability	(329,359)	(71,435)	(257,924)	(361)
Total accounts payable	(1,662,048)	(1,233,974)	(428,074)	(35)

1.	Percentages disclosed are approximate figures.

Accounts payable and accrued liabilities increased by $428,074 or approximately 35%, as at December 31, 2025, compared to December 31, 2024, for the following reasons:

•	trade accounts payable increased by $495,150, or approximately 145%, as the Company incurred costs for the Al-Haj SFD® Survey;
•	accrued liabilities decreased by $79,188, or approximately 72%, due to the Company paying outstanding professional fees more rapidly versus the prior year;
•	accrued interest decreased $95,598 or approximately 88% due to the conversion of debentures into common shares, thereby reducing interest expense;
•

accrued directors’ fees payable increased by $90,000, or approximately 45% as the Company continued to defer cash payments on director fees for those directors electing to not received DSUs as compensation;

•	salaries payable decreased by $312,119, or 100%, as the Company paid all the deferred salary that was outstanding as at December 31, 2024;
•	vacation pay accrued increased by $71,905, or approximately 82%, due to the timing of vacations and staff performing SFD® surveys during prime vacation periods; and
•	RSU and ESP Plan liability increased $257,924 or approximately 361% due to the increase in common share market price since December 31, 2024 and an additional grant of RSUs in February 2025.

NXT Energy Solutions Inc.

MD&A for the year ended December 31, 2025

Page | 21

Cash Flow

Cash Flow-from/(used in) (Figures are given in “$”)	Q4-25	Q4-24	YE-25	YE-24
Operating activities	431,085	(1,388,806)	1,162,917	(3,969,591)
Financing activities	2,615,077	1,146,120	2,209,120	4,305,807
Investing activity	(349,662)	68,417	(439,108)	(27,029)
Effect of foreign exchange changes on cash	(65,744)	29,693	(86,186)	19,495
Net source (use) of cash	2,630,756	(144,576)	2,846,743	328,682
Cash and cash equivalents, start of period	946,382	874,971	730,395	401,713
Cash and cash equivalents, end of period	3,577,138	730,395	3,577,138	730,395
Short-term investments, end of period	343,075	-	343,075	-
Total cash & short-term investments, end of the period	3,920,213	730,395	3,920,213	730,395

The overall net changes in cash balances in each of the periods noted above is a function of several factors including any inflows (outflows) due to changes in net working capital balances, funds from and repayment of financings and property, and plant and equipment investments.  Further information on the net changes in cash, by each of the operating, financing, and investing activities, is as follows:

Operating Activities (Figures are given in “$”)	Q4-25	Q4-24	YE-25	YE-24
Net loss for the period	(741,004)	(2,800,582)	(1,820,184)	(9,077,795)
Total non-cash expense and lease items	175,331	996,814	7,745,495	3,239,208
Operating activities before change in non-cash working capital balances	(565,673)	(1,803,768)	5,925,311	(5,838,587)
Change in non-cash working capital balances	996,758	414,962	(4,762,394)	1,868,996
Total cash from (used) in operating activities	431,085	(1,388,806)	1,162,917	(3,969,591)

Operating cash flow was positive for both Q4-25 and YE-25.  It improved by $5,132,508 in YTD 2025 versus YTD 2024, and $1,819,891 in Q4-25 as compared to Q4-24 due to receipts for the African SFD® Survey.

Financing Activities (Figures are given in “$”)	Q4-25	Q4-24	YE-25	YE-24
Repayment of long-term debt	(27,777)	(27,778)	(111,111)	(111,111)
Proceeds from stock compensation plans	13,576	10,693	109,032	41,620
Net proceeds from Private Placement	2,777,168	-	2,777,168	-
Proceeds from convertible debentures	-	1,227,291	-	4,677,754
Repayment of lease obligations	(147,890)	(121,336)	(565,969)	(359,706)
Total cash from financing activities	2,615,077	1,088,870	2,209,120	4,248,557

Proceeds were received from employees under the ESP Plan and stock option exercises.  Proceeds from convertible debentures were received in YE-24.  The Private Placement net of issuance costs contributed $2,777,168.  Repayment of lease obligations increased as the Company’s revised aircraft lease converted into a finance lease in 2024.  Please see the section “Contractual Obligations Leases”

NXT Energy Solutions Inc.

MD&A for the year ended December 31, 2025

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Investing Activity (Figures are given in “$”)	Q4-25	Q4-24	YE-25	YE-24
Purchase of property, plant & equipment	(2)	-	(89,448)	(27,029)
Redemption (purchase) of short-term investments	(349,660)	68,417	(349,660)	-
Total cash used in (from) investing activity	(349,662)	68,417	(439,108)	(27,029)

The Company upgraded certain SFD® equipment in YE-25 and YE-24 to enhance data acquisition of SFD® surveys. The Company also purchased and used US$ short-term investments to segregate funds that mature just prior to monthly payment obligations for the Aircraft Lease.

Contractual Obligations

Leases

Office Lease.  The Company has a lease that expires on September 30, 2030, for its current office space.  Terms of the lease include an implied interest rate of 10% and monthly payments of $19,771.

Aircraft Lease.  The Company has a lease on its aircraft lease which expires on March 28, 2027.  The Company will own the aircraft at the end of the lease term.  Terms of the lease include an interest rate of 12% and monthly payments of US$40,189.  The Company has an early purchase option to acquire the aircraft only at any of the remaining dates: March 28, 2026 or September 28, 2026.  The early purchase option purchase price is the amortized value of the lease liability, plus a four-month interest penalty.  The lease is being treated as a finance lease.

The estimated minimum annual commitments for the Company’s lease components as at December 31, 2025, are listed in the following table:

Lease payments[1]	Office	Operating Costs	Aircraft [2]	Printer	Total
2026	237,252	163,401	661,816	3,139	1,065,608
2027	237,252	163,401	111,249	-	511,902
2028	237,252	163,401	-	-	400,653
2029	237,252	163,401	-	-	400,653
2030	177,939	122,551	-	-	300,490
Total	1,126,947	776,155	773,065	3,139	2,679,306

1.	Figures are given in $.
2.	US$ payments have been converted to CDN$ at a rate of 1.3723.

Debentures

Repayment of principal and interest as of December 31, 2025	US$	CDN$[1]
2026 principal and interest payments	54,611	74,943
Less interest	(9,611)	(13,189)
Principal remaining	45,000	61,754
Accumulated change in fair value of convertible debentures	20,456	28,072
Fair value of convertible debentures	65,456	89,826

1.	US$ payments have been converted to CDN$ at a rate of 1.3723.

NXT Energy Solutions Inc.

MD&A for the year ended December 31, 2025

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Debenture Conversions

Between November 8, 2023, and January 11, 2024, the Company issued a total of US$1,872,000 (approximately CAD$2,543,636) of a multi-tranche unsecured convertible debenture (the "November Debentures").  The November Debentures bore interest at 10.0% per annum, paid quarterly in arrears, and are due and payable two years after issuance.  The November Debentures were unsecured.  Directors of NXT purchased US147,000 of the November Debentures (approximately CDN$196,686).  The November Debentures are convertible to common shares at a fixed conversion price of US$0.1808.  On June 26, 2025, Mork Capital converted US$1,347,000 of their November Debentures into 7,450,221 common shares of NXT.  On September 23, 2025, US$49,000 of the November Debentures were converted into 271,017 common shares of NXT.  During December 2025, US$677,000 of November Debentures were converted into 2,228,979 common shares of NXT.

The remaining US$45,000 of the November Debentures at December 31, 2025 were converted into 248,893 common shares of NXT on January 5, 2026.

On May 30, 2025, Ataraxia Capital (“Ataraxia”) converted US$2,300,000 of convertible debentures into 13,540,208 common shares and on June 26, 2025, Mork Capital converted US$3,375,000 of convertible debentures into 15,605,088 common shares (including their November Debentures).

Mork Capital currently owns 37,576,821 common shares. This represents approximately 31.5% of the issued and outstanding common shares as of the date of this MD&A.

Investor’s Rights Agreement

On May 31, 2023, the Company and Ataraxia entered into an Investor Rights Agreement (the “Investor Rights Agreement”) pursuant to which Ataraxia has been granted the right: (i) to nominate one person for election or appointment as a director of the Company; (ii) to have one representative of Ataraxia attend the Company’s Board meetings as an observer (except any portion of a Board meeting where the Company’s relationship with Ataraxia is to be a subject of discussion); (iii) to purchase up to its pro rata portion (calculated on a fully diluted basis) of any securities offered by the Company, subject to certain limitations set forth in the Investor Rights Agreement; and (iv) receive certain information regarding the Company, including annual and quarterly financial statements, annual budgets, the capitalization tables, and access to its premises upon reasonable notification. In each case, Ataraxia will retain the rights set forth in the Investor Rights Agreement for so long as Ataraxia holds common shares representing at least 5% of the outstanding common shares of the Company.  Ataraxia currently owns 13,540,208 common shares. This represents approximately 11.3% of the issued and outstanding common shares as of the date of this MD&A.

The Investor Rights Agreement is publicly available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

NXT Energy Solutions Inc.

MD&A for the year ended December 31, 2025

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Long-term Debt (HASCAP Loan)

On May 26, 2021, the Company received $1,000,000 from the Business Development Bank of Canada’s HASCAP Loan. The HASCAP Loan is a $1,000,000 non-revolving ten-year term credit facility with an interest rate of 4%.  Repayment terms were interest only until May 26, 2022, and monthly principal plus interest payments for the remaining nine years.  The HASCAP Loan is secured by a general security agreement and is guaranteed by the Business Development Bank of Canada.

Repayment of long-term debt principal and interest: (Figures are given in “$”)
2026	133,148
2027	128,704
2028	124,259
2029	119,815
2030 to 2031	162,130
Total principal and interest payments	668,056
Less interest	(66,204)
Total principal remaining	601,852
Current portion of long-term debt	111,111
Non-current portion of long-term debt	490,741

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as of the date of this MD&A other than office premise non-lease operating costs as per NXT’s office lease agreement.  If the Company were to default on its office lease, the current month’s rent including operation costs plus the next three months become immediately due.  Operating cost amounts are disclosed in the section “Liquidity and Capital Resources – Contractual Obligations.”

NXT pays an estimated operating cost during the current year but has the obligation to pay the actual operating costs incurred as defined in the office lease in the first quarter of the following year if the estimate was low.  Conversely, it will receive a refund if the estimate was too high. Currently, the Company believes that the operating cost estimate is reasonable and is consistent with discussions with the landlord under the Company’s office lease.

Transactions with Related Parties

Related party fees incurred were as follows:

(Figures are given in “$”)	Q4-25	Q4-24	YE-25	YE-24
Legal fees	44,238	36,747	145,177	164,373
Interest Expense1.	3,417	184,039	367,246	441,986
Board of director fees	61,250	53,750	245,000	182,500

1.	US$2,448 for Q4-25, and US$271,533 for the YE-25. US$137,356 for Q4-24, and US$322,905 for YE-24. Includes interest expense for Ataraxia, board of directors and Mork Capital.

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT.  Accounts payable and accrued liabilities include a total of $41,540 ($55,455 as at December 31, 2024) payable to this law firm.

Another member of the Board was a board member of Pana Holdings Mauritius, the parent company of Ataraxia until May 1, 2025.  Ataraxia held two-year term convertible debentures until May 30, 2025. Please see the section “Liquidity and Capital Resources – Convertible Debentures”.  Accounts payable and accrued liabilities for accrued interest owed to Ataraxia at December 31, 2025, are $nil, ($40,011 or US$27,814, as at December 31, 2024). The terms of the convertible debentures issued to Ataraxia included an annual interest rate of 10%, paid quarterly in arrears with conversion prices of US$0.143 and US$0.24 per common share.  The debentures were able to be converted into either common shares or voting preferred shares with an annual dividend rate of 10% paid per quarter for the preferred shares, and they could have been converted on a one-to-one basis into common shares. The convertible debentures were payable on demand.

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MD&A for the year ended December 31, 2025

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A third member of the Board is an employee of Mork Capital, which held two-year term convertible debentures until June 26, 2025. Please see the section “Liquidity and Capital Resources – Convertible Debentures”.  Accounts payable and accrued liabilities at December 31, 2025, were $nil, (December 31, 2024 - $57,063 or US$39,669) to Mork Capital for accrued interest. The terms of the convertible debentures issued to Mork Capital included an annual interest rate of 10%, paid quarterly in arrears with conversion prices of US$0.1808 and US$0.25 per common share.

Certain members of the Board, elected to have most of their Board fees payable at December 31, 2023, transferred into convertible debentures for a total of US$147,000 (CDN$196,686).  US$102,000 of these convertible debentures were converted into common shares of NXT during 2025.  Please see the section “Liquidity and Capital Resources – Convertible Debentures”.  In addition, accounts payable and accrued liabilities at December 31, 2025, include a total of $2,954 (US$2,152), (December 31, 2024 - $4,680 or US$3,253) to Board members for accrued interest on the convertible debentures. The terms of the convertible debentures issued to members of the Board included an annual interest rate of 10%, paid quarterly in arrears with conversion price of US$0.25 per common share.

Accounts payable and accrued liabilities include $291,218 ($201,218 as at December 31, 2024) for Board fees.

Critical Accounting Estimates

In preparing the Consolidated Financial Statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues, and expenses since the determination of these items may be dependent on future events.  The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions.  In the opinion of management, the Consolidated Financial Statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.  The estimates and assumptions used are based upon management’s best estimate as at the date of the Consolidated Financial Statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period when determined.  Actual results may differ from those estimates.

Certain estimates and judgments have a material impact where the assumptions underlying these accounting estimates relate to matters that are highly uncertain at the time the estimate or judgment is made or are subjective. In 2025 and 2024, the estimates and judgments included the assessment of impairment indicators of IP and recognition of SFD® related revenue.

The Company reviews IP for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company considers both internal and external factors when assessing potential indicators of impairment of its IP, including the consideration of historical and forecasted SFD® related revenues, market capitalization, and the SFD® related revenue multiples compared to industry peers. When indicators of impairment exist, the Company first compares the total of the estimated undiscounted future cash flows or the estimated sale price to the carrying value of an asset. If the carrying value exceeds these amounts, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the IP.

NXT Energy Solutions Inc.

MD&A for the year ended December 31, 2025

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The Company recognizes SFD® related revenue in the Consolidated Financial Statements based on the performance obligation for NXT in SFD® surveys, which are the acquisition, processing, interpretation and integration of SFD® data.  Revenue from the sale of SFD® survey contracts is recognized over time by measuring the progress toward satisfaction of its performance obligation to the customer. The Company uses direct survey costs as the input measure to recognize revenue in any fiscal period. The percentage of direct survey costs incurred to date over the total expected survey costs to be incurred, provides an appropriate measure of the stage of the performance obligation being satisfied over time. The accounting for contracts that are not complete at the reporting date involves significant judgment, particularly as it relates to determining the total anticipated costs at completion.

Changes in Accounting Policies

The Consolidated Financial Statements have been prepared by management in accordance with US GAAP.  The Company has consistently used US GAAP for the eight most recently completed quarters.  The accounting policies applied are consistent with those outlined in NXT’s annual audited consolidated financial statements for the year ended December 31, 2025, available on NXT’s website at www.nxtenergy.com and on SEDAR+ at www.sedarplus.ca.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, amended reportable segment disclosure requirements to include disclosure of incremental segment information on an annual and interim basis. Among the disclosure enhancements are new disclosures regarding significant segment expenses that are regularly provided to the chief operating decision-maker and included within each reported measure of segment profit or loss, as well as other segment items bridging segment revenue to each reported measure of segment profit or loss. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, and are applied retrospectively. The Company has adopted ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures."

Financial Instruments and Other Instruments

The Company’s non-derivative financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, deferred revenue and long-term debt.  The carrying value of these financial instruments, excluding long-term debt approximates their fair values due to their short terms to maturity.  NXT is not exposed to significant interest rate fluctuations arising from these financial instruments but is exposed to significant credit risk with accounts receivable.  For accounts receivable, where possible, NXT requests advance payments and utilizes risk mitigation products offered by entities such as Export Development Canada including, for example, insurance coverage of contract accounts receivable, guarantee support for contract performance bonds and wrongful call insurance for such bonds.

NXT is exposed to foreign exchange risk because of holding foreign denominated financial instruments.  Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.  The Company does not currently enter into hedging contracts but instead uses alternative strategies to reduce the volatility of US dollar liabilities including holding excess US dollars before converting to CDN dollars.

The conversion feature of the convertible debentures in an embedded derivative.  Therefore, they are measured at fair value through profit and loss.

  For more information relating to risks, see the section titled “Liquidity and Capital Resources – Net Working Capital”.

NXT Energy Solutions Inc.

MD&A for the year ended December 31, 2025

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Outstanding Share Capital

Figures provided are Common Shares	March 31, 2026	December 31, 2025	December 31, 2024
Common shares	119,461,425	118,596,228	78,495,184
Dilutive securities:
Stock Options	7,878,234	7,878,234	2,647,820
DSUs	628,760	525,153	120,226
RSUs	1,554,995	2,484,998	915,000
November Debentures at US$0.1808	-	248,893	10,353,982
Ataraxia Debentures at US$0.1430	-	-	9,790,209
Debentures at US$0.2500	-	-	8,000,000
Ataraxia Debentures at US$0.2400	-	-	3,750,000
Marketing consultant compensation	-	-	634,439
Total share capital and dilutive securities	129,523,414	129,733,506	114,706,860

The dilutive securities in the above table reflect the number of common shares that would be issued if the dilutive securities were fully converted or exercised by the holder of the dilutive security.

Current Director & Officer Common Share Holdings

Figures provided are Common Shares	March 31, 2026	December 31, 2025	December 31, 2024
Peter Mork [1]	405,237	405,237	380,237
Theodore Patsellis [1]	38,716	38,716	-
Charles Selby [1]	474,532	474,532	408,161
Gerry Sheehan [1]	325,893	77,000	77,000
Jeffrey Tilson [1]	7,909,212	7,409,212	5,254,961
Thomas Valentine [1]	188,053	188,053	-
Bruce G. Wilcox [1,2]	1,063,992	970,658	767,000
Eugene Woychyshyn 1,[2]	1,207,650	1,109,464	955,985
Total director and officer share capital	11,613,285	10,672,872	7,843,344
[1] Director of NXT
[2] Officer of NXT

Disclosure Controls and Procedures (“DCPs”) and

 Internal Controls over Financial Reporting (“ICFR”)

NXT’s CEO and Chief Financial Officer (the “CFO”) (together the “Responsible Officers”) are responsible for establishing and maintaining DCPs, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company’s year-end consolidated financial statements and MD&A are being prepared.

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MD&A for the year ended December 31, 2025

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DCPs and other procedures are designed to ensure that information required to be disclosed in reports that are filed is recorded, summarized, and reported within the time periods specified by the relevant securities regulatory authorities in either Canada or the United States of America.  DCPs include controls and procedures designed to ensure that information required to be disclosed in our reports is communicated to management, including our Responsible Officers, to allow for timely decisions regarding required disclosure.

The Company has established and maintains ICFR using the criteria that were set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). The control framework was designed or caused to be designed under the supervision of the Responsible Officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.

In evaluating the effectiveness of the Company’s DCPs, as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission, the Company’s Responsible Officers concluded that there are material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCPs:

•

due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties. NXT partially mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties is of the greatest concern; and

•

NXT does not have a sufficient number of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. NXT partially mitigates this deficiency by preparing financial statements with their best judgments and estimates of complex accounting matters, and relies on reviews by management, external consultants, and the Audit Committee.

From time to time, to reduce these risks and to supplement a small corporate finance function, the Company engages various outside experts and advisors to assist with various accounting, controls, and tax issues in the normal course.

Given the small size of the Company’s finance team, management has established a practice of increased engagement of external consultants, legal counsel, the Company’s Disclosure Committee and Audit Committee in reviewing public disclosure.

The Responsible Officers concluded that, as at December 31, 2025, NXT’s ICFR is not effective and as a result, its DCPs are not effective.  NXT reached this conclusion based upon its assessment that there is a more than a remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in the Company’s Consolidated Financial Statements. The Responsible Officers continue to take certain actions to mitigate these material weaknesses including:

•	the implementation of controls regarding review procedures surrounding its disclosure; and

•	engagement of third-party experts used above.

In addition, the CFO engages subject matter consultants as the need arises.

NXT Energy Solutions Inc.

MD&A for the year ended December 31, 2025

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There were no changes to the Company’s ICFR in Q4-25.

It should be noted that a control system, including the Company’s DCPs and ICFR, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met, and it should not be expected that the DCPs and ICFR will prevent all errors or fraud.

Additional Information

Additional information related to the Company, including the Company’s 2025 Annual Information Form is available on NXT’s website at www.nxtenergy.com and on SEDAR+ at www.sedarplus.ca.

NXT Energy Solutions Inc.

MD&A for the year ended December 31, 2025

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